Exhibit 99.1

NANO-X IMAGING LTD

The Communications Center

Neve Ilan, Israel 9085000

Telephone: 972 2 5360360

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 4, 2021

To our Shareholders:

You are invited to attend the Annual Meeting of Shareholders of Nano-X Imaging Ltd (“we” or the “Company”) to be held at the Company’s offices at The Communications Center, Neve Ilan, Israel on November 4, 2021 at 15:00 Israeli time (9:00 am EST), and thereafter as it may be adjourned from time to time (the “Meeting”).

Although we would like to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and to the protocols that governments may impose. Therefore, as we feel that holding the Meeting in person may be unsafe at this time as a result of the COVID-19 pandemic, the Meeting will be held on a videoconference format only. We will provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission and posted on our website www.nanox.vision.

The Meeting is convened for the following purposes:

1.	To approve the re-appointment of Kesselman & Kesselman (PwC Israel) as the Company’s independent auditors for the year ending December 31, 2021 and for such additional period until the next annual general meeting of the Company’s shareholders;

2.	To approve the re-appointment of Mr. Erez Meltzer and Prof. Richard Stone as the Class I members of the Board;

3.	To approve the terms of engagement of Mr. Erez Meltzer as the Company’s new Chief Executive Officer; and

4.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2020.

The Board of Directors has fixed the close of business on October 5, 2021 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof (the “Record Date”).

Shareholders of record at the close of business on the Record Date are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at The Communications Center, Neve Ilan, Israel, Attention Ilan Rotem, General Counsel or at the Company’s transfer agent (Continental Stock Transfer & Trust Inc., 1 State Street 30th Floor, New York, NY 10004-1561, Attention: Kruti Patel, Account Administrator) (the “Transfer Agent”) on or before November 2, 2021 at 15:00 Israeli time (9:00 am EST), will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. A detailed explanation of the proposed resolutions as well as detailed proxy voting instructions are provided both in the Company’s proxy statement furnished herewith (the “Proxy Statement”) and on the enclosed proxy card. Copies of this document and related materials will be available to the public from its date until the date of the Meeting at the Company's offices or on the Company's website www.nanox.vision.

To the extent any shareholder would like to state his/her/its position with respect to any of the proposals described in this notice, or to raise any other matter to be included in the Meeting’s agenda, in addition to any right such shareholder may have under applicable law, pursuant to regulations under the Israeli Companies Law 5759 – 1999 (the "Companies Law"), such shareholder may do so by delivery of a notice to the Company’s offices located at The Communications Center, Neve Ilan 9085000, Israel, not later than 15:00 Israeli time (8:00 am EST) on October 7, 2021.

Items 1 and 2 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the resolution. The votes of all shareholders voting on the matter will be counted.

Item 3 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the compensation terms of the Chief Executive Officer; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the compensation terms of the Chief Executive Officer does not exceed two percent (2%) of the outstanding voting power in the Company.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2020 described in Item 4 does not involve a vote of our shareholders.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to indicate if he, she or it has a “Personal Interest” (as defined in the Proxy Statement) in connection with a certain proposal. If any shareholder casting a vote in connection to the proposal does not explicitly indicate on the proxy card that he, she or it has, or does not have, a “Personal Interest” with respect to the proposal, then the vote on the applicable item will not be counted.

Further details of these matters to be considered at the Annual General Meeting are contained in the Proxy Statement. The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. If a shareholder wants to vote in person at the Meeting, but whose shares are not registered in the Company's shareholder register in such shareholder's name, the shareholder must contact the broker, bank or other nominee that holds the shares, who will then need to contact the Transfer Agent, to request proxy instruments and powers of attorney. All proxy instruments and powers of attorney must be received by the Company or by the Transfer Agent no later than 48 hours prior to the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 31.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,
Ran Poliakine
CEO and Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

NANO-X IMAGING LTD

The Communications Center

Neve Ilan, Israel 9085000

Telephone: 972 2 5360360

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 4, 2021

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 par value (the “Ordinary Shares”), of Nano-X Imaging Ltd (“we” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held the Company’s offices at The Communications Center, Neve Ilan, Israel on November 4, 2021 at 15:00 Israeli time (9:00 am EST), and thereafter as it may be adjourned from time to time.

Although we would like to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and to the protocols that governments may impose. Therefore, as we feel that holding the Meeting in person may be unsafe at this time as a result of the COVID-19 pandemic, the Meeting will be held on a videoconference format only. We will provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission and posted on our website www.nanox.vision.

At the Meeting, shareholders of the Company will be asked to vote upon the following matter as further detailed in this Proxy Statement.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Special General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company or its Transfer Agent no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about October 6, 2021, and it will also be available on our website www.nanox.vision. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote.

Only holders of record of Ordinary Shares at the close of business on October 5, 2021 are entitled to notice of and to vote at the Meeting. The Company had 47,861,022 Ordinary Shares issued and outstanding as of September 28, 2021, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

When voting, Israeli law requires that you indicate if you are a Controlling1 shareholder or a senior office holder of the Company, an Israeli Institutional Investor or none of the foregoing, otherwise none of your votes will be counted. By signing and returning the proxy card you are confirming that you are not a “Controlling Shareholder”, a senior office holder or an Israeli Institutional Investor and/or do not have a “Personal Interest” in any proposed resolution, unless you specifically note in the designated place on the proxy card that you are a “Controlling Shareholder” or have a “Personal Interest” with respect to a specific resolution.

There will be a place on the proxy card to indicate such.

Items 1 and 2 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Item 3 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the compensation terms of the Chief Executive Officer; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the compensation terms of the Chief Executive Officer does not exceed two percent (2%) of the outstanding voting power in the Company.

1 For these purposes, a “Controlling” shareholder is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a Controlling Shareholders if it holds one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to indicate if he, she or it is a Controlling shareholder, has a Personal Interest and is a Senior Office Holder in the Company and/or an Israeli Institutional Investor, in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it is or is not a Controlling shareholder, has, or does not have, a Personal Interest with respect to a certain proposal and is or is not a Senior Office Holder and/or an Israeli Institutional Investor, then the vote on the applicable item will not be counted.

“Institutional Investor” is applicable only to Israeli entities, and shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

Security Ownership of Certain Beneficial Owners.

The following table sets forth, as of September 28, 2021, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
SK Telecom(3)	4,869,909	10.18%
Moshe Moalem(4)	3,948,670	8.25%
Ran Poliakine(5)	3,278,368	6.85%
Yozma Group Korea(6)	2,512,000	5.25%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 47,861,022 Ordinary shares issued and outstanding as of September 28, 2021.

(3)	In accordance with Schedule 13G filed jointly by SK Telecom Co., Ltd. (“SKT”) and SK Telecom TMT Investment Corp (“SKT TMT”) on February 11, 2021. Consists of (a) 2,607,466 ordinary shares and (b) warrants to purchase 2,262,443 ordinary shares held by SKT TMT. SKT TMT is a wholly owned subsidiary of SKT. SKT may be deemed to have sole voting and dispositive power with respect to the shares held by SKT TMT.

(4)	Solely in accordance with Schedule 13G filed by Moshe Moalem on February 18, 2021.

(5)	Consists of (a) 2,823,389 ordinary shares of the Company held by Ran Poliakine and (c) options to purchase 454,979 ordinary shares exercisable within 60 days of September 30, 2021.

(6)	Solely in accordance with Schedule 13G filed by Yozma Group Korea Co., Ltd. (“Yozma Group Korea”) on March 5, 2021. Consists of 887,000 ordinary shares held by Yozma Global AI Fund No.2 (“Yozma Fund No.2”), (b) 1,625,000 ordinary shares held by Yozma Global AI Fund No.3 (“Yozma Fund No.3”). Yozma Group Korea is the general partner of each of Yozma Fund No.2 and Yozma Fund No.3. Wonjae Lee is the Chief Executive Officer and controlling shareholder of Yozma Group Korea and is deemed to have voting and dispositive power over the shares held by Yozma Fund No.2 and Yozma Fund No.3.

1. APPROVAL OF THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN (PWC ISRAEL) AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE YEAR ENDIND DECEMBER 31, 2021 AND FOR SUCH ADDITIONAL PERIOD UNDTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHODERS

(Item 1 on the proxy card)

The Company’s Board of Directors recommends that our shareholders reappoint Kesselman & Kesselman (PWC Israel) as the independent auditors of the Company for the year ending December 31, 2021, and for such additional period, until the next annual general meeting of shareholders.

The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accountants. Kesselman & Kesselman (PWC Israel) have served as our principal independent registered public accounting firm since September 2019.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Audit Fees(1)	$376,000	$110,000
Audit Related fees(2)	-	-
Tax Fees(3)	$10,000	$10,000
All Other Fees(4)	-	-
Total	$386,000	$120,000

(1)	“Audit Fees” represents the aggregate fees billed or accrued for the interim reviews and audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as fees related to audits in connection with our initial public offering in August 2020.

(2)	“Audit-Related Fees” represents the aggregate fees billed or accrued for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

(3)	“Tax Fees” represents the aggregate fees billed or accrued for professional tax services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“All Other Fees” represents the aggregate fees billed or accrued for services rendered by our independent registered public accounting firm other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman (PWC Israel) be, and they hereby are, reappointed as independent auditors of the Company for the fiscal year ending December 31, 2021 and for such additional period until the next Annual General Meeting of shareholders and the Board of Directors is authorized to approve their compensation.”

Vote Required

The approval of this Item 1 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

2. APPROVAL OF THE RE-APPOINTMENT OF MR. EREZ MELTZER AND PROF. RICHARD STONE AS THE
CLASS I MEMBERS OF THE BOARD

(Items 2 and 3 on the proxy card)

The Company's Articles of Association provide that the number of Directors shall be not less than 5 and not more than 10. There are currently eight members on the Company’s Board. The Company’s Board of Directors is classified into classes of directors as follows:

Name of Director and Class	Age	Term Expires
Erez Meltzer, Class I & Designated Director	64	2021
Richard Stone, Class I	78	2021
Onn Fenig, Class II	46	2022
Floyd Katske, Class II	70	2022
Ran Poliakine, Class III	53	2023
Jung Ho Park, Class III	58	2023
Noga Kainan, External Director	67	2024
Dan Suesskind, External Director	77	2024

The term of the Class I Directors will expire at the Meeting and successor Class I Directors shall be elected at the Meeting. In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated such directors for re-election to our Board of Directors. We are unaware of any reason why any of the nominees, if re-elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors of the Company that they intend to serve as director if re-elected.

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Erez Meltzer has served as a member of our board of directors since December 2019. Mr. Meltzer served as the Executive Chairman of the board of directors of Hadassah Medical and University Center from 2014 to 2020. Since 2008, Mr. Meltzer has served as a teaching professor at the Tel Aviv Faculty of Medicine in the area of crisis management. Meltzer served as Executive Vice Chairman and Chief Executive Officer of Gadot Chemicals & Shipping Group from 2008 to 2013. Prior to that, he served as Chief Executive Officer of Africa-Israel Ltd from 2006 to 2008 and President and Chief Executive Officer of Netafim Ltd from 2001 to 2006. Mr. Meltzer also served as Chief Executive Officer of Creo Scitex from 1996 to 2001. Mr. Meltzer was appointed to be our Chief Executive Officer effective as of January 1, 2022.

Prof. Richard Stone has served as a member of our board of directors since November 2019. Professor Stone has taught at Columbia University Law School since 1974, and became Professor Emeritus in 2018. Professor Stone has taught courses in several fields of business law, specializing in federal income taxation. From 1969 to 1973, Professor Stone served in the United States Justice Department as Assistant to the Solicitor General of the United States. Beginning in 1981, Professor Stone began providing consulting to private and public technology start-ups, primarily in the biotechnology field. Professor Stone co-founded several biotechnology companies, including Lev Pharmaceuticals, Siga Technologies and OptMed. In 2007, Professor Stone began working primarily with Israeli technology companies, mostly in the medical space. He is a member of the board of directors of OptMed, Inc., Espro Information Technologies, Quality In Flow, DarioHealth and Illumigyn. Professor Stone received his bachelor’s degree, Magna Cum Laude, from Harvard College, and his Juris Doctor degree, Magna Cum Laude, from Harvard Law School.

In case that Mr, Erez Meltzer's terms as the Company's Chief Executive Officer under the terms described in Item 3 below is approved, he will not receive further compensation for his service as a member of the Company's Board of Directors. However, in case that Mr. Meltzer's terms as the Company's Chief Executive Officer will not be approved, his compensation as a member of the Company's Board of Directors shall be the same as his current compensation – a cash fee of USD 36,000 per annum and additional USD 7,500 for each committee of the Board of Directors on which he serves (and USD 15,000 if he serves as chairperson of a committee), paid monthly. The Company will not grant Mr. Meltzer additional options as a director but his existing options to purchase 40,234 Ordinary Shares of the Company with an exercise price of USD 2.21 per share issued to him on February 11, 2020 shall continue to vest. In addition, in his capacity as a Designated Director, Mr. Meltzer will continue to receive additional compensation as previously approved, which will be comprised of cash compensation of USD 80,000 per year and USD 200,000 in equity-based compensation in the form of RSUs to be granted in quarterly installments, calculated according to the fair market value of the Company’s Ordinary Shares on the last trading day of such quarter.

The compensation of Prof. Richard Stone as a member of the Company's Board of Directors shall be the same as his current compensation - a cash fee of USD 36,000 per annum and additional USD 7,500 for each committee of the Board of Directors on which he serves (and USD 15,000 if he serves as chairperson of a committee), paid monthly. The Company will not grant Prof. Stone additional options as a director but his existing options to purchase 100,584 Ordinary Shares of the Company with an exercise price of USD 2.21 per share issued to him on November 25, 2019, shall continue to vest. At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

1.	"RESOLVED, to approve the re-election of Mr. Erez Meltzer as a Class I director to the Board of Directors of the Company, to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2024 or until a successor has been duly elected, and to approve his compensation as a director set out in the Proxy Statement.”

2.	“RESOLVED, to approve the re-election of Prof. Richard Stone as a Class I director to the Board of Directors of the Company, to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2024 or until a successor has been duly elected, and to approve his compensation as set out in the Proxy Statement."

Vote Required:

The approval of each of these two resolutions require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

3. APPROVAL OF MR. EREZ MELTZER'S COMPENSATION AS THE COMPANY’S NEW CHIEF EXECUTIVE OFFICER.

(Item 4 on the proxy card)

Mr. Erez Meltzer's resume appears in Item 2 above.

Due to Mr. Meltzer’s stature, added value and extraordinary contribution to the Company, including throughout the IPO process and thereafter, in February 2021 Mr. Meltzer was approved by the shareholders of the Company as a Designated Director for purposes of the Company’s Compensation Policy. Mr. Meltzer has since continued to contribute to the Company’s business development, technological advancement and overall progression. The Company believes that Mr. Meltzer’s involvement in, and deep familiarity of the Company’s business and personnel, as well as his knowledge and experience, equips him to serve as the Company’s Chief Executive Officer(the “CEO”).

The employment and remuneration terms of Mr. Meltzer as the Company’s CEO are in accordance with the Company’s Compensation Policy, and the principal proposed remuneration terms are as follows:

a.	The CEO shall be employed by the Company on a full-time basis and may not be engaged, whether for consideration or for no consideration, in other businesses activities without the prior written approval of the Board;

b.	Annual (gross) salary: US$ 900,000, payable on a monthly basis;

c.	Annual bonus (discretionary and based on measurable criteria): USD 900,000, with a guaranteed bonus of at least US$ 450,000 for the 2022 fiscal year if his employment is continued through the entire fiscal year, with the possibility to withdraw an advance payment on account of the 2022 annual bonus, subject to full recourse (clawback) if the bonus is not earned;

d.	Customary social benefits under Israeli law and practice pursuant to which the Company shall insure the CEO with a manager’s insurance policy or a pension fund (individually and collectively referred to as the “Policy”), or a combination of both (whereby each will apply partially), all according to the CEO’s election, and subject to the percentages as follows;

i.	the Company shall contribute to the Policy 6.5% from the CEO’s salary towards pension savings component (including disability insurance) and 8.33% from the salary towards severance pay; and

ii.	the Company shall contribute an aggregate monthly amount equal to 7.5% of the salary towards an advanced study fund.

e.	The provisions of the order published pursuant to Section 14 of the Severance Pay Law, 5723-1963, as amended and as shall be amended from time to time, shall apply to the CEO.

f.	Leased car up to level seven with all maintenance and usage expenses paid by the Company (including insurance), subject to the Company's policy as shall apply from time to time, including tax gross up;

g.	Subject to the terms of the Nano-X Imaging Ltd. 2019 Equity Incentive Plan (the “ESOP”),, the CEO shall be granted options to purchase 300,000 Ordinary Shares(the “Options”). The Options shall be subject to the ESOP and, to the extent possible, be granted pursuant to Section 102 of the Israeli Income Tax Ordinance, 5721-1961. The exercise price of the Options shall be US$23.84, an amount equal to the 30 day average of the Company’s share price on NASDAQ, prior to the date of approval of the CEO’s employment agreement by the Board on September 27, 2021. Such amount may be paid by the CEO by way of a cashless exercise mechanism;

h.	Vacation - 25 days annually with the ability to accumulate up to 25 vacation days;

i.	6 months’ mutual notice of termination and 270 days if the Company provides notice during the first year of employment (except for “Cause” as defined in his employment agreement, in which case no prior notice will be required);

j.	Sick leave payment as of the first day of his absence, with accumulation of sick days according to applicable law. Sick days are not redeemable;

k.	Mobile phone plan;

l.	Reimbursement for necessary and customary business expenses which have been approved by the Company in advance and incurred by as a part of his work in the Company;

m.	Reimbursement of meals expenses card, in a gross amount equal to NIS 30 per actual working day, which may not be accumulated or redeemed. The Company may change the amount of reimbursement from time to time upon its sole discretion;

n.	12 months non-compete and non-solicitation undertakings;

o.	Customary confidentiality and IP assignment undertakings.

In addition, Mr. Meltzer current indemnification and exculpation agreement shall remain in full force and effect.

His existing options to purchase 40,234 Ordinary Shares of the Company with an exercise price of US$ 2.21 per share issued to him on February 11, 2020 shall continue to vest. Subject to the approval of Item 2 above, Mr. Meltzer’s service as a member of the Company’s Board of Directors is intended to continue during his term as the Company’s CEO.

The Company’s Compensation Committee and Board of Directors have determined that Mr. Meltzer has the requisite skillset, knowledge, expertise, experience and stature to serve as the Company’s Chief Executive Officer. Mr. Meltzer’s compensation was approved by the Company’s Audit Committee, Compensation Committee and Board of Directors.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the employment and remuneration terms of Mr. Erez Meltzer's as the Company’s new Chief Executive Officer effective as of January 1, 2022, as set out in the Proxy Statement.”

Vote Required

The approval of this Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the appointment of the Chief Executive Officer; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution voted against the appointment of the Chief Executive Officer does not exceed two percent (2%) of the outstanding voting power in the Company. For this proposal, a Personal Interest does not include an interest in the resolution that is not as a result of ties to a Controlling shareholder.

4. REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2020 will be presented for review. On April 6, 2021, the Company’s Audited Consolidated Financial Statements were filed with the U.S. Securities and Exchange Commission under Form 20-F, and appear on its website: www.sec.gov, as well as on the Company’s website: www.nanox.vision. These financial statements are not a part of this Proxy Statement. This item does not involve a vote of the shareholders.

5. OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,
Ran Poliakine
CEO and Chairman of the Board of Directors

September 30, 2021